UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.__)*

Anghami Inc.
(Name of Issuer)

Ordinary Shares, $0.0001 par value per share
(Title of Class of Securities)

G0369L101
(CUSIP Number)

December 31, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.______

(1)	Names of reporting persons Vistas Media Sponsor LLC
(2)	Check the appropriate box if a member of a group (see instructions)
(a) ☐
(b) ☐
(3)	SEC use only

(4)	Citizenship or place of organization
Delaware LLC

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power

1,768,500 Ordinary Shares
	(6)	Shared voting power

0
	(7)	Sole dispositive power

1,768,500 Ordinary Shares
	(8)	Shared dispositive power

0

(9)	Aggregate amount beneficially owned by each reporting person

1,768,500 Ordinary Shares
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)

(11)	Percent of class represented by amount in Row (9)

6.80044%
(12)	Type of reporting person (see instructions)

OO

ITEM 1(A) NAME OF ISSUER:

The name of the issuer is Anghami Inc. (the “Company”).

ITEM 1(B) ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

The Company’s principal executive offices are located at 16th Floor, Al-Khatem Tower, WeWork Hub71, Abu Dhabi Global Market Square, Al Maryah Island, Abu Dhabi, United Arab Emirates.

ITEM 2 (A) NAME OF PERSON FILING:

This statement is filed by Vistas Media Sponsor LLC, a Delaware incorporated limited liability company (“Reporting Person”).

ITEM 2 (B) ADDRESS OR PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
The address of the business office of Reporting Person is 30 Wall Street 8th Floor, New York, New York 10005-2205.

ITEM 2 (C) CITIZENSHIP:

Vistas Media Sponsor LLC is a Delaware limited liability company.

ITEM 2 (D) TITLE OF CLASS OF SECURITIES:

Ordinary Shares, $0.0001 par value per share (the “Ordinary Shares”).

ITEM 2 (E) CUSIP NO.:

G0369L101

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO §§ 240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

ITEM 4. OWNERSHIP

(a) Amount beneficially owned:

1,768,500

(b) Percent of class:

6.80044%

(1,768,500 Ordinary Shares that implies 6.80044% off the total number of outstanding 26,005,654 Anghami INC. shares). This is as of December 31, 2022.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote :	1,768,500

(ii) Shared power to vote or to direct the vote :	0

(iii) Sole power to dispose or to direct the disposition of :	1,768,500

(iv) Shared power to dispose or to direct the disposition of :	0

ITEM 5. OWNERSHIP OF 5 PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Not Applicable

ITEM 6. OWNERSHIP OF MORE THAN 5 PERCENT ON BEHALF OF ANOTHER PERSON.

Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

Not Applicable

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not Applicable

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Not Applicable

ITEM 10. CERTIFICATIONS

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	February 14, 2023

Signature.	/s/ Saurabh Gupta
Name/Title.	Saurabh Gupta / Manager

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